June 4, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Re:	one
Amendment No. 1 to Registration Statement on Form S-4
Filed May 14, 2021
File No. 333-254973

Ladies and Gentlemen:

On behalf of one, a Cayman Islands exempted company (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated May 27, 2021 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (“Form S-4”). This letter is being submitted together with the Company’s Amendment No. 2 to Form S-4, filed on June 4, 2021 (“Amendment No. 2”). Amendment No. 2 includes the revisions by the Company to address the Staff’s comments.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For the Staff’s convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Securities and Exchange Commission

June 4, 2021

Questions and Answers for Shareholders of AONE

Q: What are the U.S. federal income tax consequences of the Domestication?, page xix

1.	Staff’s comment: We note the revisions made in response to prior comments 1 and 5. We also note that you continue to disclose that you intend for the Domestication to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. To the extent you believe that the domestication qualifies as a reorganization within Section 368(a)(1)(F) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here to begin with a statement that it is uncertain whether the domestication will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the Domestication fails to qualify as a 368(a)(1)(F) reorganization.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the response on pages xix, xx, 83, 85, and 172 of Amendment No. 2.

Securities and Exchange Commission

June 4, 2021

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-6889 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

Andrew Alin

Via-E-mail:

cc:	Troy Bennett Steckenrider III, Chief Financial Officer of one
Stephen Fraidin, Cadwalader, Wickersham & Taft LLP
Niral Shah, Cadwalader, Wickersham & Taft LLP
Kenneth J. Gordon, Goodwin Procter LLP
Michael J. Minahan, Goodwin Procter LLP
Michael R. Patrone, Goodwin Procter LLP